SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 SCHEDULE 13D/A



                   Under the Securities Exchange Act of 1934

                                Amendment No. 2


                             ONCOGENE SCIENCE, INC.
                          ----------------------------
                                (Name of Issuer)


                     Common Stock par value $.01 per share
- ---------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  682305 10 7
                               -----------------
                                 (CUSIP Number)


William K. Hoskins, Esq.                           Donna J. Roberts, Esq.
General Counsel                                    Secretary
Marion Merrell Dow Inc.                            The Dow Chemical Company
9300 Ward Parkway                                  2030 Dow Center
Kansas City, Missouri 64114                        Midland, Michigan 48674
(816) 966-4000                                     (517) 636-1000
- ---------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                                October 13, 1994
            -------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(4)(i)(A) or (B), check the following box. [ ]

Check the following box if a fee is being paid with this statement [  ].

CUSIP No.  682305 10 7
___________________________________________________________________________

1)   Name of Reporting Person and its             Marion Merrell Dow Inc.
     I.R.S. Identification Number                 44-0565557
___________________________________________________________________________

2)   Check the Appropriate Box if                                (a)[  ]
     a Member of a Group                                         (b)[ x]
___________________________________________________________________________

3)   SEC Use Only
___________________________________________________________________________

4)   Source of Funds                                             WC
___________________________________________________________________________

5)   Check Box if Disclosure of Legal                               [  ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)
___________________________________________________________________________


6)   Citizenship or Place of Organization                          Delaware
___________________________________________________________________________

               7)   Sole Voting Power                            1,590,909*
Number of      ____________________________________________________________
Shares
Beneficially   8)   Shared Voting Power                                   0
Owned by       ____________________________________________________________
Each
Reporting      9)   Sole Dispositive Power                       1,590,909*
Person With    ____________________________________________________________

               10)  Shared Dispositive Power                              0
___________________________________________________________________________

11)  Aggregate Amount Beneficially Owned                         1,590,909*
     by Each Reporting Person
___________________________________________________________________________

12)  Check Box If the Aggregate Amount                                [   ]
     in Row (11) Excludes Certain Shares
___________________________________________________________________________

13)  Percent of Class Represented                                     9.45%
     by Amount in Row (11)
___________________________________________________________________________

14)  Type of Reporting Person                                            CO
___________________________________________________________________________

* Includes up to 500,000 shares that may be purchased for $5.50 per share upon the exercise of a Common Stock Purchase Warrant during the five-year period beginning December 11, 1994, and ending December 10, 1999.

CUSIP No.  682305 10 7
___________________________________________________________________________

1)   Name of Reporting Person and its              The Dow Chemical Company
     I.R.S. Identification Number                  38-1285128
___________________________________________________________________________

2)   Check the Appropriate Box if                                   (a)[  ]
     a Member of a Group                                            (b)[ X]
___________________________________________________________________________

3)   SEC Use Only
___________________________________________________________________________

4)   Source of Funds                                             WC
___________________________________________________________________________

5)   Check Box if Disclosure of Legal                                  [  ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)
___________________________________________________________________________


6)   Citizenship or Place of Organization                          Delaware
___________________________________________________________________________

               7)   Sole Voting Power                            1,590,909*
Number of      ____________________________________________________________
Shares
Beneficially   8)   Shared Voting Power                                   0
Owned by       ____________________________________________________________
Each
Reporting      9)   Sole Dispositive Power                       1,590,909*
Person With    ____________________________________________________________

               10)  Shared Dispositive Power                              0
___________________________________________________________________________

11)  Aggregate Amount Beneficially Owned                         1,590,909*
     by Each Reporting Person
___________________________________________________________________________

12)  Check Box If the Aggregate Amount                                [   ]
     in Row (11) Excludes Certain Shares
___________________________________________________________________________

13)  Percent of Class Represented                                     9.45%
     by Amount in Row (11)
___________________________________________________________________________

14)  Type of Reporting Person                                            CO
___________________________________________________________________________


* Includes up to 500,000 shares that may be purchased for $5.50 per share upon the exercise of a Common Stock Purchase Warrant during the five-year period beginning December 11, 1994, and ending December 10, 1999.

     This Amendment No. 2 amends the Statement on Schedule 13D (the "Schedule 13D") jointly filed by Marion Merrell Dow Inc. and The Dow Chemical Company dated December 11, 1992, with respect to the common stock of Oncogene Science, Inc., as amended through the date hereof. Pursuant to Regulation S-T Item 101(a)(2)(ii), this amendment restates the entire text of the Schedule 13D and all previous amendments thereto. This amendment is filed solely to reflect the fact that the common stock purchase warrant described hereinafter will become exercisable December 11, 1994, as a result of which the number of shares reported herein as beneficially owned has increased by 500,000 shares. This increase is due solely to the effect of SEC Rule 13d-3(d)(1)(i) and does not represent the actual acquisition of additional securities. Accordingly, the Schedule 13D is hereby amended and restated to read as follows:

ITEM 1.   SECURITY AND ISSUER.

     The securities to which this Schedule relates are shares of Common Stock, par value $.01 per share, of ONCOGENE SCIENCE, INC., a Delaware corporation (the "Issuer").

     The principal executive offices of the Issuer are located at 106 Charles Lindbergh Blvd., Uniondale, New York 11553.

ITEM 2.   IDENTITY AND BACKGROUND.

This Schedule is filed on behalf of Marion Merrell Dow Inc., a Delaware corporation ("MMD"), with a principal place of business and principal office located at 9300 Ward Parkway, Kansas City, Missouri 64114-0480. The principal business of MMD is the discovery, development, manufacturing, marketing, and sale of pharmaceutical compounds for the treatment of human diseases. MMD operates as a publicly owned independent pharmaceutical company. The common stock of MMD is registered under section 12(b) of the Securities Exchange Act of 1934, and is traded on The New York Stock Exchange. Information as to the executive officers and directors of MMD is set forth in Exhibit D hereto.

     This Schedule also is filed on behalf of The Dow Chemical Company, a Delaware corporation ("Dow"), with a principal place of business and principal office located at 2030 Dow Center, Midland, Michigan 48674. The principal business of Dow is the discovery, development, manufacturing, marketing, and sale of chemical compounds and products derived therefrom. Information as to the executive officers and directors of Dow is set forth in Exhibit E hereto.

     Dow currently is the beneficial owner of approximately 71% of the outstanding common stock of MMD, the remaining 29% of which is publicly held. Dow is filing this Schedule with respect to its potential deemed indirect ownership of MMD's holdings of Common Stock of the Issuer, and Dow disclaims beneficial ownership of such securities. The Board of Directors of MMD is composed of fifteen persons, five of whom are directors of Dow, of whom three are also executive officers of Dow.

     (a)  Not applicable.

     (b)  Not applicable.

     (c)  Not applicable.

     (d) Neither MMD nor Dow has been convicted in a criminal proceeding during the last five years (excluding traffic violations and similar misdemeanors). To the best knowledge of MMD and Dow, none of the executive officers or directors of MMD or Dow has been convicted in a criminal proceeding during the last five years (excluding traffic violations and similar misdemeanors).

     (e) During the last five years, neither Dow nor MMD has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which MMD or Dow was or is subject to a judgment, decree, or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. To the best knowledge of MMD and Dow, during the past five years, none of the executive officers or directors of MMD or Dow has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them was or is subject to a judgment, decree, or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Not applicable.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On December 11, 1992, for an aggregate price of $6,000,000, MMD purchased from the Issuer 1,090,909 shares (the "Shares") of common stock of the Issuer ("Common Stock") and a Common Stock Purchase Warrant (the "Warrant") exercisable during the five-year period from December 11, 1994, through December 10, 1999, to purchase up to 500,000 additional shares of Common Stock (the "Warrant Shares") at $5.50 per share. The source of funds for the purchase price was the working capital of MMD. None of the funds were borrowed or otherwise obtained for the purpose of acquiring the securities.

ITEM 4.   PURPOSE OF TRANSACTION.

MMD acquired the Shares and the Warrant pursuant to the terms of a certain Stock Purchase Agreement dated December 11, 1992, by and between MMD and the Issuer (the "Stock Purchase Agreement"). A copy of the Stock Purchase Agreement (which contains the form of Warrant as Exhibit A thereto) is set forth as Exhibit A hereto and incorporated herein by reference. The discussion of the Stock Purchase Agreement and the Warrant contained in this Schedule is qualified in its entirety by reference to such instruments.

     MMD acquired the Shares and the Warrant for investment purposes. MMD believes that the Shares and the Warrant represented an attractive investment opportunity at the time of acquisition. MMD has no current intention to purchase additional shares of Common Stock, but may purchase additional shares of Common Stock in the future, either pursuant to the Warrant or otherwise, depending on MMD's evaluation of the Issuer's business, prospects, and financial condition, the market for the Common Stock, other opportunities available to MMD, prospects for MMD's own business, general economic conditions, money and stock market conditions, and other future developments. Depending on the same factors, MMD may decide to sell some or all of its investment in the Common Stock, although it has no current intention to do so.

     Although the purchase of the Shares and the Warrant has been made for investment, MMD may in the future decide that it is desirable to seek to acquire the Issuer or to seek to control or otherwise influence the management and policies of the Issuer. However, the management of MMD has made no decision, and has not been authorized by the Board of Directors of MMD, to seek to acquire the Issuer or to seek to control or otherwise influence the management and policies of the Issuer except to the extent inherent in MMD's position as a stockholder of the Issuer. Except as set forth in this Schedule, neither of the Reporting Persons has any present plans or proposals that relate to or would result in (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer;
(iii) a sale or transfer of a material amount of the assets of the Issuer;
(iv) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure;
(vii) changes in the Issuer's charter, bylaws, or other actions that may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Act"); or (x) any action similar to any of those enumerated above.

     Reference is made to the Stock Purchase Agreement for other terms relating to MMD's purchase of the Shares and the Warrant.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

(a) MMD owns 1,090,909 shares of the Issuer's Common Stock, repres-enting approximately 6.7% of the Common Stock outstanding at July 29, 1994. MMD also has the option (pursuant to the Warrant), exercisable from December 11, 1994, through December 10, 1999, to purchase an additional 500,000 shares. If the Warrant was exercised to purchase all 500,000 shares, MMD would own ap-proximately 9.45% of the Common Stock outstanding at July 29, 1994, on a fully-diluted basis. No director or executive officer of either MMD or Dow beneficially owns any shares of Common Stock. The executive officers and directors of MMD and Dow expressly disclaim beneficial ownership of Common Stock beneficially owned by MMD or Dow that might be attributed to any of them by reason of their respective relationships with the undersigned.

     (b) MMD has sole power to vote, and sole power to dispose of, all shares of Common Stock that are the subject of this Schedule 13D. Neither Dow nor any director or executive officer of MMD or Dow has sole or shared power to vote or to direct the vote, or to dispose or to direct the disposition, of any shares of Common Stock except in their respective capacities as executive officers or directors of MMD or Dow.

     (c) None, except for the acquisition of the Shares and the Warrant by MMD on December 11, 1992, as described in Item 3 of this Schedule 13D, the text of which is incorporated herein by reference.

     (d)  None.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Concurrently with the execution of the Stock Purchase Agreement, MMD and the Issuer entered into a Collaborative Research and License Agreement dated December 11, 1992 (the "Research Agreement"), relating to the joint development and commercialization of agents for the treatment of disease, as more particularly described therein (the Products"), which describes certain relationships and arrangements between MMD and the Issuer. The discussion of the Research Agreement contained in this Schedule is qualified in its entirety by reference to such Agreement, a redacted copy of which is set forth as Exhibit B hereto and incorporated herein by reference.

     The Stock Purchase Agreement provides for certain rights and restrictions with respect to the Shares and the Warrant Shares. The Research Agreement provides for certain relationships and understandings between MMD and the Issuer respecting their collaboration in the development of the Products.

     The principal rights, relationships, and arrangements provided for in the Stock Purchase Agreement and the Research Agreement are set forth in the responses to Items 3 and 4 of this Schedule, the text of which is incorporated herein by reference, and hereinafter. The following summaries of terms of the Stock Purchase Agreement and the Research Agreement are not complete and are qualified in their entirety by reference to such Agreements, a copy or redacted copy of each of which is set forth as Exhibits A and B hereto and incorporated herein by reference.

     REGISTRATION RIGHTS. The Stock Purchase Agreement provides for registration for sale to the public of the Shares upon request by MMD either (i) incidental to a registration of Common Stock on behalf of the Issuer ("Piggyback Rights"), (ii) for an offering of at least 30% of the Shares and Warrant Shares owned by MMD and having an anticipated aggregate offering price of at least $3,000,000 ("Demand Rights"), or (iii) for an offering of Shares or Warrant Shares having an anticipated aggregate offering price of at least $500,000 if the Issuer is eligible to register securities on SEC Form S-3 ("Short Form Rights"). MMD has the right to exercise such rights as follows: (i) Piggyback Rights at any time the Issuer files a registration statement on Form S-1, S-2, or S-3 from December 11, 1992, through December 31, 1998; (ii) Demand Rights on two occasions from December 11, 1993, through December 31, 1999; and (iii) Short Form Rights on six occasions at any time the Issuer is eligible to register securities on Form S-3 through December 31, 1999; provided, however, that Demand Rights and Short Form Rights may not be exercised at any time all of the Shares may be sold under section (k) of Rule 144 of the Commission. Substantially all of the costs of such registrations are to be paid by the Issuer, except for MMD's pro rata portion of underwriting discounts and MMD's legal expenses. MMD's registration rights are transferable to any transferee of Shares. The Stock Purchase Agreement also provides for indemnification and contribution among MMD, the Issuer, and any underwriter with respect to certain liabilities arising in connection with any such registration.

     The Warrant provides for Piggyback Rights and Demand Rights for the Warrant Shares substantially similar to such rights applicable to the Shares, except that (i) Piggyback Rights and Demand Rights for the Warrant Shares are effective from December 11, 1994, through December 10, 2001;
(ii) Demand Rights must be exercised for a minimum of at least 150,000 Warrant Shares or Warrant Shares having an aggregate market value of at least $1,500,000; and (iii) no separate provision is made for Short Form Rights.

     FINDER'S FEE. MMD and the Issuer have represented to each other in the Stock Purchase Agreement that neither of them is or will be obligated for any finder's fee or commission in connection with MMD's acquisition of the Shares and the Warrant.

     ANTIDILUTION ADJUSTMENTS. The Warrant provides for proportionate adjustment of the number of shares of Common Stock subject to the Warrant and of the price per share to be paid upon exercise of the Warrant in the event of any subdivision or reclassification of the Common Stock, any recapitalization, merger, or consolidation of the Issuer, any transfer or sale of substantially all of the Issuer's assets, and in certain other events.

     PRODUCT RESEARCH AND DEVELOPMENT COLLABORATION. The Research Agreement provides that the Issuer and MMD will collaborate on research involving certain identified target substances to identify, assess, and develop manufacturing methods and pharmaceutical formulations for substances that might be used to treat human disease. MMD is to have the exclusive worldwide license to make, use, and sell Products developed pursuant to the Research Agreement in return for a royalty payable to the Issuer of the higher applicable rate of (i) 6% of net sales of Products covered by patents until the expiration of the last patent applicable thereto; or (ii) 2% of net sales of Products not covered by patents for a period of 10 years from the date of first commercial sale in each respective country. The term of the Collaboration Agreement expires on the later of December 31, 1997, or the last date royalties are payable thereunder, unless sooner terminated or extended. MMD has the right to terminate the Research Agreement at any time after February 9, 1993, upon six months advance written notice.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     EXHIBIT A      Stock Purchase Agreement (including form of Common
                    Stock Purchase Warrant) dated December 11, 1992, by and between MMD and the Issuer.

     EXHIBIT B      Collaborative Research and License Agreement dated
                    December 11, 1992, by and between MMD and the Issuer
                    (without exhibits).

     EXHIBIT C      Agreement to File Jointly by and between MMD and Dow.

     EXHIBIT D      Information concerning directors and executive officers
                    of MMD.

     EXHIBIT E      Information concerning directors and executive officers
                    of Dow.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   MARION MERRELL DOW INC.



Date:  November 14,  1994        By:  /s/ Rebecca R. Tilden
                                    -----------------------------------
                                    Rebecca R. Tilden
                                    Vice President, Assistant General
                                    Counsel and Assistant Corporate
                                    Secretary

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  THE DOW CHEMICAL COMPANY



Date:  November 14, 1994         By: /s/  Enrique C. Falla
                                  ------------------------------------
                                  Enrique C. Falla
                                  Chief Financial Officer and Executive
                                  Vice President

                                 EXHIBIT INDEX

Exhibit A      Stock Purchase Agreement (including form of Stock Purchase
               Warrant) dated December 11, 1992, by and between MMD and the Issuer (incorporated by reference from Exhibit A to MMD's report on Schedule 13-D dated December 11, 1992, with respect to the Issuer (the "Original 13-D")).

Exhibit B      Collaborative Research and License Agreement dated December
               11, 1992, by and between MMD and the Issuer (incorporated by reference from Exhibit B to the Original 13-D).

Exhibit C      Agreement to File Jointly by and between MMD and Dow
               (incorporated by reference from Exhibit C to the Original
               13-D).

Exhibit D      Information concerning directors and executive officers of
               Marion Merrell Dow Inc. (incorporated by reference from
               Exhibit D to Amendment No. 1 to the Original 13-D dated
               December 11, 1992 ("Amendment No. 1")).

Exhibit E      Information concerning directors and executive officers of
               The Dow Chemical Company (incorporated by reference from
               Exhibit E to Amendment No. 1).